Exhibit 19.1
Insider Trading Policy
March 2023

This Insider Trading Policy (“Policy”) applies to all employees, officers and members of the Board of Directors of Toll Brothers, Inc. and all of its direct and indirect subsidiaries (collectively called the “Company”) and members of their immediate family and household, and provides guidelines for such persons with respect to transactions in the Company’s securities. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants, who have access to Material Nonpublic Information (as defined below). It is your personal obligation and responsibility to understand and comply with this Policy.
Background
    Your purchase or sale of Company securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade or cause others to trade in the Company’s securities, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the United States Securities and Exchange Commission (“SEC”) and the Department of Justice and can have severe consequences for the individual insider, the Company and the Company’s management, which can range from fines and penalties to incarceration. The Company has adopted this Policy to assist in preventing insider trading and to help you avoid the severe consequences associated with violations of the insider trading laws.
Applicability of Policy
    This Policy applies to all trading and other dispositions of the Company’s securities, including without limitation, the purchase or sale of (a) any Company common stock, including stock purchased or sold in the market, stock that may be held for your account in the Company’s 401(k) plan (including any initial elections, changes in elections or reallocation of Company stock in such plan), stock acquired under any Company employee stock purchase plan, stock option plan or stock incentive plan, and restricted stock (upon vesting), and (b) any debt securities of the Company or any of its finance subsidiaries. This policy also applies to short-term trades, short sales, transactions in exchange-traded options, such as puts, calls or similar options, hedges, margin loans or pledges, gifts, and standing and limit orders on the Company’s securities. It also applies to all trading and other dispositions of another company’s securities if an Insider becomes aware of any material nonpublic information concerning another public company obtained in the course of such person’s employment or other service with the Company.
General Policy
    It is the policy of the Company to prohibit (a) the unauthorized disclosure of any Material Nonpublic Information and (b) the misuse of any Material Nonpublic Information in securities trading.
A.    Specific Policies Applicable to all Employees, Officers and Directors
(1)    Trading on Material Nonpublic Information. No employee, officer or member of the Board of Directors of the Company, no member of the immediate family or household of such person, and no entity controlled by such person (each of whom, for purposes of this Policy, is an “Insider”) may trade the Company’s securities while in possession of Material Nonpublic Information, until at least one full trading day has elapsed following the date on which full public disclosure of such information is made by the Company. As an example, if the Company makes an announcement during trading or after the close of trading on a Monday, Insiders may trade in Company securities starting on Wednesday of that week, one full trading day (Tuesday) after the announcement. The term “trading day” means a day on which the New York Stock Exchange is open for trading.

No Insider may trade the securities of another company while in possession of material nonpublic information that was obtained in the course of such person’s employment or other service with the Company.
The Company may not, directly or indirectly, trade Company securities while in possession of Material Nonpublic Information related to the Company unless such trading activity otherwise complies with all applicable federal and state securities laws.
    (a)    Definition of “Material Nonpublic Information.” It is not possible to define all categories of material information. In general, any information, positive or negative, that a reasonable investor would consider important in making a decision to purchase, sell or hold Company securities should be considered material. Nonpublic information is information that has not been previously disclosed by the Company to the general public and is not otherwise available to the general public. If uncertain whether information is nonpublic or material, one should request confirmation from a Legal Department Designee before trading.
There are certain categories of information that practitioners generally consider to be particularly sensitive. Depending on the facts and circumstances and the exact nature of the information, information that falls into any of these categories should be given special attention, as the information may be considered material for purposes of this Policy. These categories include:
•Sales, deposit and traffic information, be it for a specific community, division or region, or the Company as a whole;
•Guidance and projections, including with respect to deliveries, average sales price, revenues, gross margin, SG&A, joint venture and other income, pre-tax and net income, earnings per share, community count or other guidance;
•Information about guidance or projections or other aspects of performance that are inconsistent with the disclosure previously made by the Company or with the expectations of the investment community;
•A pending or proposed merger, acquisition, tender offer or joint venture;
•A pending or proposed acquisition or disposition of a significant asset or business;
•A change in the Company’s capital allocation policy, including dividends, share repurchases, or the declaration of a stock dividend or split;
•The possibility of a public or private offering of securities or other financing;
•Defaults under agreements or actions by creditors or others relating to the Company’s credit standing;
•The existence of severe liquidity problems;
•Significant pending or threatened litigation;
•Important developments in existing disputes, claims or litigation;
•The existence of a data breach, ransomware or other cyber attack; or
•Changes in Company management or other personnel changes.

(2)    Tipping. No Insider may disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person by trading in the securities of the Company or by passing the information on to others who may trade, whether or not such person intends to realize a profit from such “tip.” In addition, no Insider may make recommendations to others or express opinions on the basis of Material Nonpublic Information about trading in the Company’s securities.
(3)    Confidentiality Generally. Information that you obtain in connection with your role with the Company is the property of the Company and the unauthorized disclosure of such information is prohibited by the Company’s Code of Ethics, and potentially by civil and criminal laws. Serious problems could be caused for the Company by the unauthorized disclosure of information about the Company (including confidential information about our competitors or other companies with which the Company has business dealings), whether or not for the purpose of facilitating improper trading in Company securities.

Insiders should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties. This prohibition includes, but is not limited to, inquiries about the Company which may be made by the press and media. It is important that all such communications on behalf of the Company be made only through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiring party to the Senior Vice President of Investor Relations (for investor inquiries) or the Senior Vice President of Marketing (for media inquiries), or, if these individuals are unavailable, the Chief Executive Officer, Chief Financial Officer, General Counsel, or other specifically designated representatives of the Company.
(4)    Trading Windows and Restricted Periods. To ensure compliance with applicable federal and state securities laws, it is the Company’s policy to permit trading by certain Insiders (as designated from time to time and set forth on the Designated Insiders List (the “Designated Insiders”)) maintained by the Legal Department during specified open trading windows and to restrict trading for those Designated Insiders at all other times. Trading in Company securities by Designated Insiders outside of an open trading window is strictly prohibited, unless pursuant to an exception under subparagraph (7) below. The trading windows and restricted periods are determined as follows:
(a)     The trading window opens with the opening of the market one full trading day following the issuance of each quarterly earnings press release. Once open, the trading window will remain open until the opening of the market ten trading days immediately prior to the end of the fiscal quarter.

(b)     The restricted period will begin with the opening of the market ten trading days immediately prior to the end of each fiscal quarter (which shall include the last day of the fiscal quarter if a trading day), and will last until the opening of the market one full trading day after the next issuance of our quarterly earnings press release.

Certain Insiders who may have access to potential Material Nonpublic Information outside the context of the quarterly earnings processes may be subject to additional trading restrictions from time to time, and the Company may recommend that these Insiders be prohibited from trading because of developments not yet disclosed to the public. In such event, such Insiders will be notified of the additional restrictions and will not be permitted to engage in any transaction involving the purchase or sale of the Company’s securities during such period. Insiders subject to an additional restricted period should not disclose to others (including other Insiders) the fact that they are prohibited from trading.
Even during an open trading window, any Insider possessing Material Nonpublic Information concerning the Company may not engage in any transaction in the Company’s securities until at least one full trading day has elapsed following public disclosure of such information, regardless of whether the Company has specifically recommended a suspension of trading to that person. Trading in Company securities during an open trading window should not be considered a “safe harbor” from insider trading liability, and all Insiders should use good judgment at all times.
(5)    Margin Accounts and Pledges of Company Securities. Securities held in a margin account or otherwise pledged to a lender may be sold, in accordance with the margin or pledge agreement, by the broker or lender without your consent if you fail to meet required margin calls. Because such a sale may occur at a time when you have material inside information or are otherwise not permitted to trade in Company securities, all Insiders are prohibited from purchasing or holding Company securities in a margin account or otherwise pledging Company securities.
(6)    Gifts of the Company Securities. Gifts of Company securities are prohibited by all Insiders when in possession of Material Nonpublic Information and, for Designated Insiders, during restricted periods. In each case, an exception may be made at the discretion of the Legal Department if the donee expressly agrees in writing that it will not transact in Company securities until permitted by a Legal Department Designee. All Designated

Insiders are required to notify a Legal Department Designee in writing of any gift of Company securities in advance of the proposed gift.
(7)    Exceptions. Insiders are or may be permitted to trade Company securities outside of the aforementioned trading windows in the following limited circumstances:
    (a)    401(k) Savings Plan. This Policy does not prohibit purchases of Company stock held in a Company sponsored 401(k) account (to the extent available as an investment option) resulting from periodic contributions of money pursuant to a payroll deduction election; however, Designated Insiders may not make elections, including but not limited to elections relating to plan loans, which may impact the balance of Company stock held in their 401(k) accounts during a restricted period, and no Insider may trade in Company stock within their 401(k) if in possession of Material Nonpublic Information.
(b)    Financial Conditions or Needs. In certain cases of financial hardship, permission may be granted to Designated Insiders to sell shares resulting from the exercise of stock options outside of an open trading window (i.e., during a restricted period). Financial hardship, for purposes of this Policy, is an immediate and heavy financial need that cannot be satisfied through any other means. Financial hardship shall be determined in accordance with the IRS regulations governing a hardship withdrawal from a 401(k) plan. The following may be acceptable financial hardships under this Policy:
•Un-reimbursed medical expenses for the Designated Insider, the Designated Insider’s spouse, or dependents;
•Purchase of the Designated Insider’s principal residence;
•Payment of college tuition and related educational costs such as room and board for the next 12 months for the Designated Insider, the Designated Insider’s spouse, dependents, or children who are no longer dependents;
•Payments necessary to prevent eviction from, or foreclosure on the mortgage of, the Designated Insider’s principal residence;
•Funeral or burial expenses for the Designated Insider, Designated Insider’s parent, spouse, dependents, or children; and
•Repair of the Designated Insider’s primary residence following a casualty loss - any sudden, unexpected, and unusual event such as a flood, hurricane, tornado, fire or earthquake.

A Designated Insider wishing to exercise and sell stock options during a restricted period must deliver evidence of the financial conditions or need to the office of the Chief Accounting Officer and must obtain prior approval from a Legal Department Designee. There can be no assurance that permission will be granted notwithstanding the existence of financial hardship. In no event shall trading be permitted if the Designated Insider is in possession of Material Nonpublic Information, regardless of financial conditions or need.
    (c)    Employee Stock Purchase Plan. Designated Insiders may participate in the Employee Stock Purchase Plan (“ESPP”) and may direct future purchases of Company stock to be made on an ESPP purchase date that falls during a restricted period, provided that any such election by a Designated Insider may not be made during a restricted period; however, no Designated Insider may make an election to purchase or sell Company stock under the ESPP if the Designated Insider is in possession of Material Nonpublic Information.
    (d)    Estate Planning Transfers. Designated Insiders may participate in estate planning transfers, but only with prior approval from a Legal Department Designee and provided that the transferor continues to control and directly or indirectly own such transferred Company securities.
    (e)    Vesting. This policy does not prohibit the vesting of restricted stock, restricted stock units or performance restricted stock units, or the exercise of a tax withholding right pursuant to which the Company withholds shares of Company securities to satisfy tax withholding requirements upon the vesting of any such awards, provided that any securities acquired pursuant to the vesting of such award may not be sold or otherwise disposed of during a restricted period.

(f)    10b5-1 Plans. Designated Insiders may trade in Company securities outside of an open trading window if such trade is executed pursuant to a valid contract, instruction or plan as described under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (a “10b5-1 Plan”). No 10b5-1 Plan may be entered into, adopted, modified or terminated by a Designated Insider outside of an open trading window, or when the Insider is in possession of Material Nonpublic Information. 10b5-1 Plans must include a representation certifying that, on the date the 10b5-1 Plan is adopted, the Designated Insider is not in possession of Material Nonpublic Information and that the 10b5-1 Plan is adopted in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and specify the number of shares or dollar value to be traded, a price and the date of the trade (or a formula for determining those items). Insiders require approval prior to entering into a 10b5-1 Plan, as described in subparagraph (10) below.
Any 10b5-1 Plan that a Designated Insider enters must provide that no purchases or sales shall occur until the expiration of a cooling-off period consisting of the later of: (1) ninety days after the date the 10b5-1 Plan is adopted, or (2) two business days after the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted (but not to exceed 120 days following the adoption).
An individual may not enter into multiple 10b5-1 Plans providing for transactions during overlapping periods except with respect to:
•separate contracts with different broker-dealers or other agents acting on behalf of the Designated Insider that may be treated as a single 10b5-1 Plan;
•one later commencing 10b5-1 Plan under which trading is not authorized to begin until after all trades under the earlier commencing 10b5-1 Plan is completed or expire without execution; and
•a 10b5-1 Plan providing for an “eligible sell-to-cover transaction" as allowed under Rule 10b5-1.
If a proposed new 10b5-1 Plan is designed to effect an open-market purchase or sale of the total amount of securities subject to that plan in a single transaction (“Single-Trade Plan”), the proposed new Single-Trade Plan may not be entered into if the Designated Insider wishing to enter into the new Single-Trade Plan has, during the prior 12-months, previously adopted another Single-Trade Plan. However, the above limitation on multiple Single-Trade Plans in any 12-month period does not apply if a proposed new Single-Trade Plan is designed solely to execute an “eligible sell-to-cover transaction.”
Any modification to the amount, price or timing of the purchase or sale of the Company’s securities underlying a 10b5-1 Plan is considered a termination of such 10b5-1 Plan and the adoption of a new 10b5-1 Plan.
This policy does not does not prohibit the purchase or sale of Company securities by the Company in accordance with a 10b5-1 Plan that complies with all applicable federal and state securities laws.
(g)    Stock Options. Designated Insiders may exercise stock options outside an open trading window if no Company stock is sold in the market to fund the option exercise; provided that such Designated Insider obtains the prior approval from a Legal Department Designee.
(8)    Policy Subject to Change. The Company may announce other restrictions on trading in Company securities when such restrictions are determined to be necessary or appropriate to protect against violations of this Policy.
(9)    Pre-clearance of Trades. All members of the Board of Directors, Executive Officers (as designated by the Board of Directors for purposes of Item 401(b) of Regulation S-K), Regional Presidents, direct reports to the CEO or CFO, and any other individual or role that may be specified from time (the “Pre-Clearance Insiders”) on the Preclearance Insiders List maintained by the Legal Department must obtain approval from a Legal

Department Designee prior to trading in the Company’s securities (other than pursuant to an approved 10b5-1 plan), even during an open trading window.
In order to obtain pre-approval, Pre-Clearance Insiders must, prior to entering any order related to a transaction, (i) obtain the approval of a Legal Department Designee, and (ii) be authorized to transact by the Chief Executive Officer or the Chief Financial Officer. Upon approval being granted, notice shall be delivered to the office of the Chief Accounting Officer in order to ensure that proper filings are made with the SEC. Insiders shall comply with, and arrange for the delivery of, any additional information required for SEC filing purposes, which Company employees may file on behalf of Insiders as an administrative convenience.
Notices required to be delivered to the office of the Chief Accounting Officer may be delivered to the individuals set forth on the Appendix to this Policy. A list of current Legal Department Designees is included in the Appendix to this Policy. Transactions by Pre-Clearance Insiders may be reported to the Chief Executive Officer and, if deemed appropriate, to investor and public relations staff.
Even if Pre-Clearance Insiders obtain pre-approval, such individual may not trade in Company securities while in possession of Material Nonpublic Information.
Discretionary purchases or sales of Company securities by the Company require prior approval from a Legal Department Designee.
(10)    Pre-clearance of 10b5-1 Plans. All Insiders must obtain approval from a Legal Department Designee before entering into a 10b5-1 Plan. In connection with this approval, a copy of the proposed 10b5-1 Plan must be provided and executed on behalf of the Company by a Legal Department Designee. Any proposed modification or termination of or deviation from an established 10b5-1 Plan will be treated as the adoption of a new plan, which must also be approved. Once such a plan is properly implemented, individual trades made under the 10b5-1 Plan will not require approval and, subject to the provisions in this Policy, may be made at any time, even outside of an open trading window, if the plan properly specifies the dates, prices and amounts of contemplated trades or establishes a formula for determining the dates, prices and amounts.

B.    Potential Criminal and Civil Liability and/or Disciplinary Action
    (1)    Liability for Insider Trading. Under applicable law, Insiders may be subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $1,000,000 and up to ten years in prison for trading in the Company’s securities at a time when they have knowledge of Material Nonpublic Information.
    (2)    Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed or caused to be disclosed Material Nonpublic Information about the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even if the disclosing person did not trade themselves and did not profit from the tippee’s trading.
    (3)    Possible Disciplinary Actions. The Company considers strict compliance with this Policy to be a matter of utmost importance. Knowing or willful violations of this Policy will be grounds for disciplinary action, including immediate dismissal from the Company.
C.    Applicability of Policy to Inside Information about Other Companies
Insiders may obtain material nonpublic information about other public companies — for example, competitors or other companies with which the Company has business dealings — in the course of their employment with, or other services performed on behalf of, the Company. Insiders are prohibited from trading in the securities of any other public company at a time when they are in possession of material nonpublic information about such company. All Insiders should treat material nonpublic information about such other public companies with the same care required with respect to information related directly to the Company.

D.    Prohibition on Certain Trading Activities
Insiders may not engage in the following transactions:
(1)     Short-Term Trades. Any purchase and sale or sale and purchase of Company securities within thirty calendar days where such subsequent transaction results in an investment gain to the individual placing the transaction.
(2)    Short Sales. Sales of securities that are not then owned, including a “sale against the box” (a sale with delayed delivery).
(3)     Transactions in Exchange-Traded Options. Transactions in publicly traded options in Company securities, such as puts, calls or similar options on Company stock, or in any derivative equity securities of the Company on an exchange or in any other organized market.
(4)     Hedging Transactions. Hedging or monetization transactions or similar arrangements designed to hedge or offset any decrease in the market price of Company securities.
(5)    Margin Loans and Pledging Securities. Holding Company securities in a margin account or pledging the Company securities as collateral for a loan. The foregoing restriction on purchasing Company securities on margin does not apply to the “cashless exercise” of stock options (i.e., the exercise of a stock option where the seller sells some of the shares underlying the option to pay the taxes required to be withheld, the exercise price of the options so exercised, and/or broker commissions related to the transactions).
(6)    Standing and Limit Orders. Standing or limit orders on Company securities (other than under an approved 10b5-1 Plan). If an Insider determines that they must use a standing order or limit order, the order must be limited to brief periods of time when the Insider can be reasonably certain the order will not execute at a time when the Insider may possess Material Nonpublic Information and, for Designated Insiders, during a restricted period (except that standing orders may be used for longer periods under 10b5-1 Plans that comply with the requirements of Rule 10b5-1) and must otherwise comply with the restrictions and procedures set forth in this Policy..
Inquiries
If there are any questions relating to this Policy, please contact the Corporate Secretary at the number listed in the Appendix.